Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HestiaNYC Corp
1673 Lexington Ave.
New York, NY 10029
BakedCravings.com

Up to $1,069,997.50 in Common Stock at $3.25
Minimum Target Amount: $9,997.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HestiaNYC Corp
Address: 1673 Lexington Ave., New York, NY 10029
State of Incorporation: NY
Date Incorporated: February 10, 2017

Terms:

Equity

Offering Minimum: $9,997.00 | 3,076 shares of Common Stock
Offering Maximum: $1,069,997.50 | 329,230 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.25
Minimum Investment Amount (per investor): $250.25

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family: First 7 days

Receive 15% Bonus Shares and a $75 online credit at www.bakedcravings.com

Super Early Bird: Next 7 days

Receive 10% Bonus Shares and a $50 online credit at www.bakedcravings.com

Early Bird: Next 3 days

Receive 5% Bonus Shares and a $25 online credit at www.bakedcravings.com

<u>Amount-Based</u>

Tier 1: $5000+

Receive 5% bonus shares, plus 25% off all online orders for 1 Year, and 1 Premium Baked Cravings (Oi) Cravings Sweater

Tier 2: $10,000+

Receive 10% bonus shares, plus 35% off all online orders for 2 Years, and 2 Premium Baked (Oi) Cravings Sweaters

Tier 3: $20,000+

Receive 20% bonus shares, plus 40% off all online orders for 3 Years, and 3 Premium Baked (Oi) Cravings Sweaters

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Baked Cravings will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.25/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $325. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

The Company's Business:

HestiaNYC (d/b/a Baked Cravings) is a corporation organized in under the laws of the state of New York. The Company was incorporated on February 10, 2017, and shortly thereafter filed for and was granted an Assumed Named of Baked Cravings.

Over the last five years, Baked Cravings founder Craig Watson has become a leader and the first minority to open a 100% peanut-free and tree nut-free bakery. His mission is to make sure that even if you have a food allergy you can enjoy premium great tasting treats. Since then, Baked Cravings has won three Best of Manhattan Awards in the category of the bakery. Baked Cravings has achieved such praise by not only offering awesome tasting treats but priding itself on great customer service. HestiaNYC also has a trademark in place for the name BAKED CRAVINGS.

Business Model:

REBRANDING FOR GROWTH: After a great trial run with Amazon Fresh, Baked Cravings has been selected for ultra-growth with all of Amazon's many outlets. Amazon's initial PO from 2021 totaled $180,000. While conversations continue, Amazon has noted with expanded reach and company ability to keep items in stock. We believe that Amazon's commitment to diversity inclusion could lead to a significant increase in our POs in the near future.

To this point, Baked Cravings has begun to onboard new consumer packaging made for retail shelves that will stand up to any brand. Also, with the company onboarding to HSN (Home Shopping Network), we expect our brand awareness to increase significantly in 2022.

PRODUCTS SELECTED TO SPEARHEAD GROWTH: We believe Baked Cravings will become a household name with sleek cookie packaging that screams grab me off the shelf. Cake in a Cup will continue to be a conversation starter with its new redesigned packaging.

RETAIL: Baked Cravings retail store opened in 2017 in East Harlem. Many of the products are tested for consumer satisfaction at the location. Locally Baked Cravings offers in-store pick-up as well as delivery. The majority of orders are for classroom events where only treats from a 100% dedicated bakery can enter a school. This strategy as a point of entry has been very successful. But to continue to grow and fully seize the huge opportunities that arise Baked Cravings will require a bigger production facility.

ONLINE: Baked Cravings has a unique line of baked treats that ships nationally. This ability allows them to have a broader reach and continue to connect with their core audience (food allergy consumers) but also doesn't limit the treats' desirable taste as noted via the awards received.

GIFTING: Continues to spur growth. In fact, Baked Cravings corporate gifting has so much more room for growth. Clients include Facebook, Comcast, AT&T, Bright Horizon, Shopify, H & M, Bloomberg, NY Yankees, Van Cleef & Arpels to name just a few.

Competitors and Industry

GENERAL INDUSTRY

The overall bakery market is estimated at $205 billion. (https://www.grandviewresearch.com/industry-analysis/bakery-products-market).

With the increase in food sensitivities and awareness intolerance, the "Free from" food market in the U.S alone is up to $12 billion. (https://www.hsph.harvard.edu/nutritionsource/gluten/)

We believe our direct competition in our new advance into the CPG arena is Milk Bar (Valued at 80MM in 2017) and Enjoy Life Cookies (purchased by Mondelez for $81MM in 2017). We also seek to pattern our growth and branding story in the likes of Tates Cookies which was purchased by Mondelez for $500MM in 2018.

The bakery market for 100% nut-free, tree-nut-free treats is widely untapped. There is not one clear brand that owns this space. Baked Cravings seeks to be the go-to brand for all events that require allergy-friendly treats. FoodAllergy.com reports that 32 million Americans have food allergies. Each year in the U.S 200,000 people require emergency medical care from allergic reactions to food. The site also makes note that from 1997 to 2008 the prevalence of peanut or tree nut allergy has more than tripled in U.S children.

**Source: https://www.foodallergy.org/resources/facts-and-statistics*

Baked Cravings will be the leading go-to brand for corporations seeking to increase diversified minority-owned consumer goods.

Out of all the snack brands on retail shelves, minority-owned brands are seriously underrepresented. The last noteworthy brand was Famous Amos which sold in 1992 for $61 million in 1992.

Current Stage and Roadmap

Current Stage:

Our baked treats are currently on the market and generating sales.

We are currently beginning to manufacture and set up a structure to advance our CPG product placement. With an ongoing HSN presence, we will be able to create special gift packages to further brand Baked Cravings and create ongoing growth.

Roadmap:

The Company's efforts for the next few years will be focused on increasing brand awareness. Introducing new product flavors, growing our distribution network. We have several new flavors debuting over the next few months. We will also expand on our vegan line of treats as well.

Our select co-packer will offer an early view into wholesale. Once satisfied with growth, Baked Cravings will begin to look to acquire an FDA-approved production facility.

This will allow us to have increased margins while having more control over quality.

The Team

Officers and Directors

Name: Craig Watson, MBA

Craig Watson, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 15, 2017 - Present
  Responsibilities: The Chief Executive Officer is responsible for performing duties to highest-ranking. His duties include overseeing operations, marketing, branding, communication between investors and making important decisions. Currently does not take a salary for this role.

- **Position:** Founder
  Dates of Service: February 15, 2017 - Present
  Responsibilities: Develop concept and go-to-market strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Such risk can be external vendors not paying open invoices. Cost associated with raw materials.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HestiaNYC Corp. was formed on 02-17-2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HestiaNYC Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Operational Risk

Other risks to understand can be operational risks such as equipment outages, rising labor rates, mandatory shutdowns due to covid. Delays in production due to supplier materials being out of stock.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Craig Watson	3,600,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 329,230 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,600,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019, compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $125,000, compared with $282,961.2020 sales saw a decrease as an effect of COVID-19. 2021 performance places the company back on the projected growth. Since 2018 the company has seen a 20-25% average increase in sales year over year. 2022 projections include new sales ignited via a partnership with Bright Horizon the largest provider of employer-sponsored child care.

Cost of sales

Cost of sales in 2020 was $41,615, a decrease from 2019 costs of $ 89,538. This decrease was again the result of reduced sales in 2020 due to the COVID-19 pandemic.

Gross margins

2020 gross profit was $83,385 in 2020, compared with $193,423 in 2019. We increased our margins in 2021 and believe that trend will continue in the current year.

Expenses

Expenses in 2020 totaled $105,000, a decrease from $176,511 in 2019. This was a result of decreased sales and marketing expenses due to the pandemic. We believe we were still able to make significant progress and have growth during this time, even without spending on marketing and sales.

Historical results and cash flows:

Expenses of note were marketing for increasing brand awareness and purchasing equipment to develop new products. Expenses have been handled by revenue, cash influx, and loans.

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the increase in demand will require cash outlays for materials, labor, and infrastructure.

Past cash was primarily generated through sales and owner investment. Our goal is to continue to grow at a respectable and controllable rate. The company expects future cashflows to increase based on new sales and increased vendor purchase orders.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, the company currently has $50k cash on hand. Founder funding has also been critical to company sustainabilty .

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funding from the campaign is critical to continue to build Baked Cravings as a household name. To further introduce our great treats to more households and individuals with food allergies.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds are necessary to continue growth - if we raise the maximum, the $1.07m will comprise 95% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If company raises minimum we will be able to operate as usual for 24 months based on our net current burn rate of $1250 month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum, we will be able to operate for 895 months based on a burn rate of $1250 per month, but we anticipate we would increase the current burn rate so we're unclear on the exact timeframe in this scenario.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None currently - we have to look for future funding sources based on expected growth.

Indebtedness

- **Creditor:** Accion East
  Amount Owed: $1,078.60
  Interest Rate: 1.0%
  Maturity Date: August 15, 2024

- **Creditor:** InkEdibles
  Amount Owed: $6,198.00
  Interest Rate: 4.0%
  Maturity Date: October 01, 2022

- **Creditor:** Paypal Loan
  Amount Owed: $1,000.00
  Interest Rate: 3.0%
  Maturity Date: June 01, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,700,000.00

Valuation Details:

Baked Cravings is a black-owned nut-free bakery brand. The company leader, Craig Watson is the Founder and CEO he started his career in Finance at the age of 19. Since that early age, he has managed and worked with noteworthy brands such as Sotheby's (accounting manager), Bulgari (accounting manager), Les Halles (Controller), Petrosian Paris (Controller), and Eleni's NYC (CFO). He has a strong understanding and the knowledge needed to financially and operationally guide a company to profitability and growth, as he helped other organizations become efficient and profitable. He also holds an MBA in Marketing and a BS in Accounting. His experience guiding organizations whose sales are in the billions make him a great fit to lead Baked Cravings to the desired goal.

Baked Cravings aims to increase D2C sales as well as develop a new wholesale division. Targeting retail locations that are aligned with Baked Cravings brand strategy.

The company has yet to deep dive into wholesale but reached $1 million in sales in 2021 via D2C, Amazon Fresh, and Corporate Gifting.

In relation to wholesale development, the company plans to hire a wholesale representative. Introduce buyers to the brand via trade shows and advertising. Additional space for production may become an expense with expected division growth.

The company COGS is 45% even with current raw material price increases. We will seek to increase margin through volume purchases.

The company also took a look at valuations from similar companies - one of which being NoBaked Cookie Dough, valued at $9M at the time of their launch. (https://www.startengine.com/nobaked) NoBaked Cookie Dough did $1.75m in sales in 2020, 66% of which came from their Amazon store. Baked Cravings has been relying mostly on D2C traffic and revenue, with a little over $1m in sales and only a small portion of this coming from Amazon Fresh and Corporate Gifting. Baked Cravings is looking at expanding these sales in these divisions and with those divisions being untapped, the company has the potential to grow revenue and reach more customers. In addition, we also offer a much larger array of options than solely cookie dough - offering nut-free cupcakes, popcorn, cookies, and brownies.

We also capture a specialty market that other baked goods companies may not with our nut-free, peanut-free, and tree nut-free offerings.

Based on the above, we have set the company pre-money valuation at $11,700,000.

The pre-money valuation has been calculated on a fully diluted basis. The company has one class of stock and no options, warrants, or convertibles securities outstanding. The Company has set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  20.0%
  Used to promote offering and provide investors who qualify for perk programs
- *Inventory*

41.5%
Raw materials used for production.

- *Operations*
  35.0%
  Create inroads into on-brand retail locations to further expand brand and growth.

If we raise the over allotment amount of $1,069,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  30.0%
  Funds will be used to continue the growth of the business. Increase margins through larger quantity orders.

- *Research & Development*
  11.5%
  Begin to work with companies to develop structuring of new plant and machinery. As well as scope locations for said property.

- *Marketing*
  15.0%
  Increase brand awareness through marketing. Such options will be online via Google, Facebook etc.

- *Company Employment*
  10.0%
  Consultation with online marketing professionals to obtain company goals of growth.

- *Operations*
  30.0%
  Increase employee efficiency and further introduce new machinery. The machinery will increase the speed of production and increase margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at BakedCravings.com (BakedCravings.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/baked-cravings

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HestiaNYC Corp

[See attached]

HESTIANYC CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
HestiaNYC Corp.
New York, New York

We have reviewed the accompanying financial statements of HestiaNYC Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

January 7, 2022
Los Angeles, California

HESTIANYC CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 61,695	$ 4,442
Acccount receivables, net	3,468	1,622
Inventories	2,250	2,250
Prepaids and other current assets	12,055	2,391
Total current assets	**79,468**	**10,705**
Property and equipment, net	14,095	14,170
Security deposit	18,325	8,335
Total assets	**$ 111,887**	**$ 33,211**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 6,708	$ 2,423
Credit Card	40,685	14,804
Current portion of loans and notes	41,852	38,440
Forward financing	-	13,241
Other current liabilities	49,317	1,735
Total current liabilities	**138,562**	**70,643**
Promissory Notes and Loans	93,703	18,470
Total liabilities	**232,265**	**89,113**
STOCKHOLDERS' EQUITY		
Common Stock	20	20
Additional Paid In Capital	(44,529)	17,318
Retained earnings/(Accumulated Deficit)	(75,869)	(73,240)
Total stockholders' equity	**(120,378)**	**(55,902)**
Total liabilities and stockholders' equity	**$ 111,887**	**$ 33,211**

See accompanying notes to financial statements.

HESTIANYC CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	125,000	$	282,961
Cost of goods sold		41,615		89,538
Gross profit		83,385		193,423
Operating expenses				
General and administrative		105,000		176,511
Sales and marketing		0		5,648
Total operating expenses		105,001		182,159
Operating income/(loss)		(21,615)		11,263
Interest expense		1,766		11,028
Other Loss/(Income)		(33,847)		(3,257)
Income/(Loss) before provision for income taxes		10,465		3,492
Provision/(Benefit) for income taxes		13,094		-
Net income/(Net Loss)	**$**	**(2,629)**	**$**	**3,492**

See accompanying notes to financial statements.

HESTIANYC CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	2,000	**$ 20**	**$ 50,426**	**$ (76,732)**	**$ (26,286)**
Capital distribution			(33,108)		(33,108)
Net income/(loss)				3,492	3,492
Balance—December 31, 2019	2,000	20	17,318	$ (73,240)	**$ (55,902)**
Capital contribution			(61,847)		(61,847)
Net income/(loss)				(2,629)	(2,629)
Balance—December 31, 2020	**2,000**	**$ 20**	**$ (44,529)**	**$ (75,869)**	**$ (120,378)**

See accompanying notes to financial statements.

HESTIANYC CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,629)	$	3,492
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		6,428		6,943
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Account receivables, net		(1,846)		(1,146)
Inventory		-		(1,505)
Prepaid expenses		(9,664)		(901)
Account payables		4,285		(646)
Credit Cards		25,881		13,923
Other current liabilities		47,582		(1,299)
Security deposit		(9,990)		1,410
Net cash provided/(used) by operating activities		**60,048**		**20,272**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(6,352)		
Sale of property and equipment		-		3,395
Net cash provided/(used) in investing activities		**(6,352)**		**3,395**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		(61,847)		(33,108)
Forward financing		(13,241)		13,241
Borrowing on Promissory Notes and Loans		78,645		-
Repayment of Promissory Notes and Loans				(1,432)
Net cash provided/(used) by financing activities		**3,557**		**(21,299)**
Change in cash		57,253		2,367
Cash—beginning of year		4,442		2,074
Cash—end of year	**$**	**61,695**	**$**	**4,442**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,766	$	11,028
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

HestiaNYC Corp. was incorporated on February 10, 2017 in the state of New York. The financial statements of HestiaNYC Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The company is engaged in production of cupcakes in a jar, gourmet popcorn, and bald cupcakes. Our cupcakes and custom cakes are currently a New York City only treat. We ship our treats nationally, offer in-store pick up, as well as provide local delivery throughout Manhattan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

HestiaNYC Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cupcakes and custom cakes to the customers.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020 amounted to 0 and $5,648, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 7, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	2,250	2,250
Total Inventories	**$ 2,250**	**$ 2,250**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expense	5,916	2,391
Deferred Tax Assets	3,518	
Prepaid Rent	2,621	-
Total Prepaids and other current assets	**$ 12,055**	**$ 2,391**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued Expenses	29,591	555
Tax Liability	16,969	169
Accrued interest	1,766	
Other current liabilities	991	1,011
Total Other Current Liabilities	**$ 49,317**	**$ 1,735**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 33,493	$ 27,141
Property and Equipment, at Cost	**33,493**	**27,141**
Accumulated depreciation	(19,399)	(12,971)
Property and Equipment, Net	**$ 14,095**	**$ 14,170**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $6,428 and $6,943 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,000 shares of common shares with par value of $0.01. As of December 31, 2020, and December 31, 2019, 2,000 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Loan fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- Accion East	$ 10,745	9.99%		10/30/2018	11/8/2021	$ 42	$ 42	$ 5,041	$ -	$ 5,041	$ 733	$ 733	$ 2,295	$ 5,041	$ 7,336
Loan from Rui Kojima	$ 24,956	0.00%		2/26/2019	not defined	$ -	$ -	$ 8,000	$ -	$ 8,000			$ 14,957		$ 14,957
Equipment Loan	$ 21,033	0.00%		1/3/2018	1/2/2023	$ -	$ -	$ 4,428	$ 6,209	$ 10,637			$ 3,469	$ 10,637	$ 14,106
Paypal -Working Capital	$ 3,000	0.00%	$ 192	6/6/2019	6/6/2020	$ -	$ -	$ 2,792	$ -	$ 2,792			$ 14,846	$ 2,792	$ 17,638
SBA Loan -Chase	$ 28,750	1.00%		4/25/2020	4/25/2022	$ 189	$ 189	$ 18,900	$ 9,450	$ 28,350					
SBA Loan	$ 80,900	3.75%		5/25/2020	5/25/2050	$ 1,766	$ 1,766	$ 2,691	$ 78,044	$ 80,735					
Kabbage Loan	$ 3,500	1.00%	$ 3	9/29/2018	Paid off in 2020						$ 29	$ 29	$ 2,873		$ 2,873
Total						$ 1,766	$ 1,766	$ 41,852	$ 93,703	$ 135,555	$ 762	$ 762	$ 38,440	$ 18,470	$ 56,910

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 41,852
2022	15,156
2023	5,706
2024	2,691
2025	2,691
Thereafter	67,459
Total	**$ 135,555**

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	12/31/2020
Current:	
Federal, state, and local	$ 13,094
Foreign	
Total	$ 13,094
Deferred:	
Federal, state, and local	$ 3,518
Foreign	
Total non-current expense (benefit)	$ 3,518
Total	$ 16,612

Total deferred tax assets and deferred tax liabilities were as follows:

Current	
Deferred Tax Assets	
Deferred Tax Liabilities	$ 3,518
Net current deferred tax liabilities	3,518

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On March 16, 2016, the company entered into a lease agreement with associates for renting premises in New York. The lease expires on March 31, 2022. On August 5, 2020, the company entered into lease agreement with 102 St. Mark's Associates LLC. for renting the premises in New York. The agreement expires on August 31, 2025. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 79,841
2022	51,514
2023	41,780
2023	43,036
Thereafter	269,290
Total future minimum operating lease payments	**$ 485,461**

Rent expenses were in the amount of $49,309 and $52,402 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through January 7, 2022, which is the date the financial statements were issued.

The company entered into an agreement to supply Bright Horizon (largest daycare in US) with nut-free treats for all 5,000 plus locations. The company is currently in the process rebranding, which is expected to be completed by March 2022.

The company is part of the Amazon initiative to further enhance diversity, through direct purchases and extensive marketing to brand Baked Cravings as a go-to brand

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

BakedCravings

We Bake'em, You Crave'em


Baked Cravings
Freshly-baked, nut-free cupcakes

Website · New York, NY · FOOD & BEVERAGE

$0.00 raised

0 Investors	**$11.7M** Valuation
$3.25 Price per Share	**$250.25** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Baked Cravings is a commercial bakery that offers fresh-baked nut-free & peanut-free cupcakes to satisfy all of your sweet tooth cravings. They specialize in cupcakes, brownies, cookies, hand decorated cookies, edible image cookies, donuts, muffins and custom cakes which can be bought in person at their stores or shipped nationally.

Reasons to Invest

- The global bakery product market size was estimated at $203.8 billion in 2018 and is projected to expand at a CAGR of 3.2% from 2019 to 2025. (Source)
- 32 million Americans have food allergies, 6.1 million allergic to peanuts and 3.9 million allergic to tree nuts. (Source)
- We have secured a partnership with Bright Horizon, which has over 5,000 locations and supplies daycare to corporate clients that include Adobe, Johnson & Johnson, L'Oreal.

OVERVIEW

You Crave'em, We Bake'em!


Award-winning 100% nut free baked treats
Peanut free
Nut free
Tree nut free
Vegan

We make award-winning baked treats that everyone can enjoy (Source). Whether you have food allergies or are Vegan, our delicious treats are right for you. Baked Cravings' treats are 100% nut free, peanut free, and tree nut free, so they're perfect for school events, company outings, or just enjoying by yourself. Customers can also have our treats delivered throughout the country as a birthday, holiday, or anniversary gift.

THE PROBLEM

Millions of people suffer from peanut or tree nut allergies


3M
People in the US suffer from some sort of nut allergy

Nearly 3 million people in the United States suffer from some sort of a nut allergy. (Source) That's more people than the state of New Jersey in its entirety. (Source) Food is one of the purest sources of enjoyment and comfort that people have, and millions of people are forced to curtail their enjoyment of it due to allergies. This is especially true when applied to the enjoyment of baked goods.


Most commercial bakeries use contaminated processing machines to make nut-free products

While many commercial bakeries offer nut-free treats, most of them are processed by machines that handle peanuts, tree nuts, or nuts, which can contaminate treats that don't even contain them. We believe that everyone who craves a delicious baked good should be able to eat them, regardless of allergies.

THE SOLUTION

We bake delicious treats that just happen to be nut-free


Delicious, baked treats everyone can enjoy
Award-winning
100% nut-free
School-safe treats
Vegan options
baked CRAVINGS

At the core of Baked Cravings is the desire to make scrumptious baked treats that everyone can enjoy, so we did just that. What started as a small shop in Harlem that specialized in making school-safe treats that all kids could enjoy grew into an award-winning, confectionery-baking enterprise that ships nationally.

We never compromise on the quality of our ingredients and focus on making the most delicious treats possible. Baked Cravings even offers vegan options to ensure that every diet we can account for can allow one of our delicious treats. Our business model is based on D2C sales of our treats, wholesale, catering events and companies, and national deliveries.



Cupcakes
Cake In A Jar
Cookies
Cakes
Popcorn

Cupcakes: our award-winning cupcakes that come in an array of cravable flavors like chocolate, s'mores, red velvet, confetti, lava, and more! We also offer vegan and gluten-free alternatives so everyone can get a bite.

Cupcakes in a Jar: a scoopable version of our famous cupcakes that you'll be hard-pressed to put down. Once you finish your cupcake in a jar, the mason jar can be reused as a pencil holder, cup, or leftovers container. We ship these nationwide.

Cookies: we make some of the best cookies in all of Manhattan. With chocolate chip, s'mores, red velvet, and oatmeal raisin, Baked Cravings can solve any cookie conundrum you have.

Cakes: Baked Cravings offers an array of delectable cakes to celebrate any holiday or special occasion you have. From birthday cakes to gender reveal cakes to gorgeous Rosette cakes and more, whatever cake you want to customize, we'll make for you!

Gourmet Popcorn: For those wanting to mix things up a little bit, we also offer Tutti Frutti gourmet popcorn or Cheddar Caramel, for those wanting to combine something sweet and savory.

THE MARKET

A minority owned company that's focused on total inclusion



$204B
Global bakery product market size in 2018
3.2%
Projected CAGR from 2019 to 2025

What makes Baked Cravings unique is our allergy friendly approach to baking. Our ability to cater to virtually anyone's diet makes us the ideal company from which schools and corporations can cater. Rather than paying extra to special-order from a traditional company, we specialize in making mouth-watering treats that everyone can enjoy.

What sets us apart

- Minority-owned
- Allergy-friendly
- Community-oriented



We also take pride in being a business that's 100% minority owned. With the current social climate, we can leverage our voice to provide more opportunities to the community and promote inclusion in all of life's arenas. We are starting by selling honest to goodness treats and are aiming for a lucrative exit strategy.

OUR TRACTION

Everyone craves Baked Cravings!

Furthermore, we have secured a partnership with Bright Horizon, which has over 5,000 locations and supplies daycare to corporate clients that include Adobe, Johnson & Johnson, L'Oreal.

Secured partnership with
Bright Horizons

5,000+ Locations

Clients include
Johnson & Johnson, Adobe, L'ORÉAL

Baked Cravings is also slated to appear on HSN later this year, and we are on-boarding to Amazon's diversification supplier program, which will boost our brand visibility. Equally as important, we are developing a more shelf-stable packaging design as we rebrand for growth.


Baked Cravings
CHOCOLATE CHIP COOKIES
MINI CRISPY
Baked Cravings
Confetti Deluxe
CHOCOLATE CHIP COOKIES
Nutrition Facts

Press mentions

We have also had coverage by prominent press outlets such as Huffington Post, Thrillist, NBC, and What's Eating NYC.

WHY INVEST

Our delicious treats can yield mouth-watering returns


Minority-owned company
that promotes inclusion

The time is ideal for investors to back a company like Baked Cravings. We believe our products are superior in taste and quality, and they can be enjoyed by anyone, regardless of allergies. The multi-billion dollar industry in which we operate is also booming, which puts us in an advantageous position to carve out our own niche. Investing in Baked Cravings is backing a minority-owned company that promotes inclusion on all levels, starting with delicious baked treats that everyone can have.

Become a shareholder today.

April 2017



Our Company Launches!

We opened our first brick and mortar location.

July 2018

Trademark

We own the name Baked Cravings with relations to goods and service.

Dec 2019


2019

Best of Manhattan Award

Baked Cravings has been selected for the 2019 Best of Manhattan Award in the Bakery category by the Manhattan Award Program.

Jan 2020


Founder of First Black-Owned Nut Free Bakery in NYC Celebrates 3 Years in Business

First Black Owned Nut Free Bakery

Craig Watson, CEO and founder of Baked Cravings, is celebrating his third year in business. Located in New York City, the award-winning bakery focuses on delectable cupcakes, an extensive

March 2020

Shopify and Baked Cravings

Shopify and Baked Cravings join forces and make a commercial!

May 2021



Shark Tanks - Barbara Corcoran

Barbara Corcoran stops by Baked Cravings!

July 2021



Snoop Doggg!

Snoop Dogg becomes a craver!

January 2022



New Cake Cup Design

New Consumer Packaging for our Cake in a Cup

January 2022



New CPG Cookie packaging

3D rendering of new cookie packaging for retail and .

ANTICIPATED: February 2022


HSN

Home Shopping Network Kickoff

Baked Cravings kicks off the first of many product sales events with HSN!

In the Press

thrillist · amazon fresh · New York Magazine · Nut Free New York · The Infatuation · The Nile List

American Express · Black business.com · NEWSONE · Money & Mimosas · New York Live · In the Know.

SHOW MORE

Meet Our Team


Baked Cravings

Craig Watson

Founder/CEO

After many years in the financial sector helping companies become profitable and navigate through the world of not just running a business but making sound business decisions. Craig has decided that his love of baking and passion for owning a successful business would be great in the "You Crave'em, We Bake'em" World. Baked Cravings is a Best of Manhattan Winner and a Minority-Owned business. Premium-baked treats never tasted so good.



DeTravius Bethea, Esq

Legal Consultant

I have a passion for helping and inspiring extraordinary change in people lives! I am an award winning attorney. I also consultant, educate and business coach! Do me favor, don't "cold call" me in my inbox!-MGMT



Rui Kojima

E-Commerce Consultant

Rui has extensive experience with E-Commerce. Building and improving systems.

Offering Summary

Company	HestiaNYC Corp
Corporate Address	1673 Lexington Ave., New York, NY 10029
Offering Minimum	$9,997.00
Offering Maximum	$1,069,997.50
Minimum Investment Amount (per investor)	$250.25

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,076
Maximum Number of Shares Offered	329,230
Price per Share	$3.25
Pre-Money Valuation	$11,700,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family: First 7 days

Receive 15% Bonus Shares and a $75 online credit at www.bakedcravings.com

Super Early Bird: Next 7 days

Receive 10% Bonus Shares and a $50 online credit at www.bakedcravings.com

Early Bird: Next 3 days

Receive 5% Bonus Shares and a $25 online credit at www.bakedcravings.com

Amount-Based

Tier 1: $5000+

Receive 5% bonus shares, plus 25% off all online orders for 1 Year, and 1 Premium Baked Cravings (Oi) Cravings Sweater

Tier 2: $10,000+

Receive 10% bonus shares, plus 35% off all online orders for 2 Years, and 2 Premium Baked (Oi) Cravings Sweaters

Tier 3: $20,000+

Receive 20% bonus shares, plus 40% off all online orders for 3 Years, and 3 Premium Baked (Oi) Cravings Sweaters

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Baked Cravings will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.25/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $325. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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